UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________ to ________

Commission file number  000-49757

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Reliance Bank Employee Stock Ownership Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Reliance Bancshares, Inc.
2170 W. Palmetto Street
Florence, South Carolina 29501

FIRST RELIANCE BANK
EMPLOYEE STOCK OWNERSHIP PLAN

CONTENTS

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of net assets available for benefits as of December 31, 2010 and 2009	2
Statement of changes in net assets available for benefits for the year ended December 31, 2010	3

NOTES TO FINANCIAL STATEMENTS	4 – 12

SUPPLEMENTAL SCHEDULE
Schedule of assets held at December 31, 2010	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Trustees of First Reliance Bank
Employee Stock Ownership Plan
Florence, South Carolina

We have audited the accompanying statements of net assets available for benefits of First Reliance Bank Employee Stock Ownership Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Reliance Bank Employee Stock Ownership Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule, as of and for the year ended December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental information is the responsibility of the Plan's management.  The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Elliott Davis, LLC
Columbia, South Carolina
June 28, 2011

FIRST RELIANCE BANK
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009
ASSETS
Investments at fair value:
Money market funds	$263,101	$234,577
Stable value fund	158,181	92,975
Common and collective trusts	1,306,780	1,016,588
First Reliance Bancshares, Inc. common stock	585,311	749,117
Total investments	2,313,373	2,093,257

Receivables
Contributions receivable:
Employer	-	5,052
Employee	-	14,645
Notes receivable from participants	136,318	87,492
Total receivables	136,318	107,189

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	2,449,691	2,200,446

Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(4,745)	(1,515)

NET ASSETS AVAILABLE FOR BENEFITS	$2,444,946	$2,198,931

See accountants’ opinion and notes to financial statements
which are an integral part of these statements.

FIRST RELIANCE BANK
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the year ended December 31, 2010

ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Investment income:
Interest	$735
Net appreciation in fair value of assets	27,730
28,465

Interest income on notes receivable from participants	5,360

Contributions:
Participants	316,442
Employer	122,181
Rollovers	38,274
476,897

Total additions	510,722

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	252,303
Administrative expenses	12,404
Total deductions	264,707

Net increase in net assets	246,015

NET ASSETS AVAILABLE FOR BENEFITS:

BEGINNING OF YEAR	2,198,931

END OF YEAR	$2,444,946

See accountants’ opinion and notes to financial statements
which are an integral part of these statements.

FIRST RELIANCE BANK
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of First Reliance Bank Employee Stock Ownership Plan (the Plan) provides only general information.  Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General

First Reliance Bank (the "Company") established the Plan effective as of January 1, 2006.  The Plan is an Employee Stock Ownership Plan (ESOP) with 401(k) provisions covering substantially all employees of the Company with 90 days of service and who have attained the age of 18.  The ESOP portion of the Plan is discretionary and employees are eligible to participate after one year of employment.  The Board of Directors of the Company serves as trustees of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the United States Department of Labor's (DOL) Rules and Regulations for Reporting and Disclosure.  Reliance Trust Company serves as the custodian of the Plan.

Contributions
Each year, participants may elect to defer a portion of their compensation, as defined in the Plan, not to exceed the maximum Internal Revenue Service (IRS) limitation of $16,500 for 2010 and 2009.  For participants age 50 or older, the IRS maximum contribution is $22,000 for 2010 and 2009.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Company makes a matching contribution of 50% of participants’ deferrals up to 6% of the participants’ compensation.  The Company may elect to make a discretionary contribution to the ESOP.  The percentage that each eligible employee receives is established annually.

Participant accounts
Each participant’s account is credited with the participant’s contribution, the Company's matching contribution, allocations of the Company's discretionary ESOP matching contributions, Plan earnings, and charged with an allocation of administrative expenses.  The Plan defines compensation as the total amount paid (W-2 wages) to the employee for services rendered to the Company, except for reimbursements or other expense allowances, fringe benefits (cash or noncash), moving expenses, deferred compensation and welfare benefits.  With limited exceptions, the Plan includes an employee's compensation only for the part of the Plan year in which he actually is a participant.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on a graduated schedule, or 25% per year.  A participant is 100% vested after four years of credited service.  Also, a participant will become 100% vested in his or her account balance on the date that he or she reaches the normal retirement age of 65 or becomes disabled or dies while still employed by the Company even if he or she would have a vested interest less than 100%.

Notes receivable from participants
Participants may borrow up to 50% of their vested account balance or $50,000, whichever is less.  The loan may not have a term exceeding 5 years except in cases where the loan is for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest rates that range from 4.25% to 9.25% which are comparable to local prevailing rates as determined by the plan administrator.  Principal and interest are paid ratably through biweekly payroll deductions.  Participants can borrow from their account once a year.

NOTE 1 - DESCRIPTION OF THE PLAN, Continued

Payment of benefits
On termination of service due to death, disability, retirement, hardships, or other reasons, a participant or beneficiary may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account.

Forfeited accounts
Under the Plan, participant forfeitures reduce the Company contributions for the Plan year in which the forfeitures occur.  For the year ended December 31, 2010, the Company contributions were reduced by $14,409 from forfeited nonvested accounts.

Participant investment options
The Plan currently offers sixteen different investment options for participants.  Investment options include money market accounts, Company stock, and other common and collective trusts to include a stable value fund.  Participants may change their investment allocations on a daily basis.

Voting of Company stock
Participants who are vested in the stock of the Company are allowed to exercise voting rights.  Each participant is entitled to direct the Trustee in the manner in which to exercise voting rights attributable to shares of the Company's stock allocated to his or her account.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies of the Plan are as follows:

Basis of accounting

The accrual basis of accounting has been used in preparing the financial statements of the Plan, with the exception of benefits which are recorded when paid,  in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined‐contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined‐contribution plan attributable to fully benefit‐responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit‐responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Valuation and income recognition
The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares in common/collective trust funds that invest in fully benefit-responsive investment contracts (commonly known as stable value funds) are reported at the fair value of the underlying investments and then adjusted to contract value as reported to the Plan by the issuer.  See Note 5 for discussion of fair value measurements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Valuation and income recognition, continued
Net unrealized appreciation or depreciation for the year is reflected in the Statement of Changes in Net Assets Available for Benefits.  Cash and common and collective trust investments are maintained by the custodian and restricted for Plan benefits.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.

Notes receivable from participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the plan document.

Payment of benefits
Benefits are recorded when paid.

Administrative expenses
All expenses of maintaining the Plan are paid by the Plan.  Administrative expenses totaled $12,404 for the year ended December 31, 2010.

Subsequent events
The Plan has evaluated subsequent events through the date the financial statements were available to be issued.

Fully benefit-responsive investment contract
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan. The Plan contains a stable value fund that invests in fully benefit-responsive investment contracts. Contract value of the stable value fund is the total cost of the investment (amount paid at the time of purchase plus or minus any additional deposits or withdrawals) plus accrued interest. The Statements of Net Assets Available for Benefits present the stable value fund at fair value as well as an additional line item showing the adjustment of the underlying fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.

New accounting pronouncement
In September 2010, the Financial Accounting Standards Board (the “FASB”) issued an amendment, Plan Accounting – Defined Contribution Pension Plans Topic 962: Reporting Loans to Participants by Defined Contribution Pension Plans, Accounting Standards Update ("ASU") 2010‐25, which provides guidance on how loans to participants should be classified and measured by defined contribution pension plans. This amendment requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. This amendment was effective for periods ending after December 15, 2010, with early adoption permitted. This amendment requires retrospective application to all periods presented.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

New accounting pronouncement, continued
This amendment was adopted for the year ended December 31, 2010 and retrospectively applied to December 31, 2009. Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting this new amendment. This adoption resulted in a reclassification of participant loans totaling $136,318 and $87,492 from investments to notes receivable from participants as of December 31, 2010 and 2009, respectively. There was no impact to the net assets available for benefits as of December 31, 2010 and 2009, as a result of the adoption.

In January 2010, the FASB issued an amendment, Fair Value Measurements and Disclosures ‐ Improving Disclosures about Fair Value Measurements ASU 2010‐06, which requires new disclosures about transfers of financial assets and liabilities between levels 1 and 2. This amendment also clarifies that fair value measurement disclosures are required for each class of financial assets and liabilities, and disclosures about inputs and valuation techniques are required for both Level 2 and Level 3 measurements. It further clarifies that the reconciliation of Level 3 measurements should separately present purchases, sales, issuances, and settlements instead of netting these changes. With respect to matters other than Level 3 measurements, the amendment was effective and adopted for periods beginning on or after December 15, 2009.  The guidance related to Level 3 measurements is effective for periods beginning on or after December 15, 2010. We are currently evaluating the impact of the guidance related to Level 3 measurements on our disclosures.

FASB ASU 2009‐12, Calculate Net Asset Value per Share (or Its Equivalent) amended the FASB Accounting Standards Codification (“ASC”) 820 to allow entities to use net asset value ("NAV") per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. Adoption of ASU 2009‐12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

NOTE 3 - PLAN TERMINATION

The Company intends to continue the Plan indefinitely.  However, the Company has the right to amend or terminate the Plan at any time, but no amendment may affect the benefits participants have already accrued under the Plan.  In the event of a Plan termination, participants would become 100% vested in their employer contributions.

NOTE 4 - STABLE VALUE FUND

Invesco Stable Value Fund is comprised of fully benefit-responsive contracts and is therefore valued at contract value, which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The weighted average crediting rate of the Stable Value Fund was 3.36% and 2.79% for the years ended December 31, 2010 and 2009, respectively.  The average yields earned by the Plan based on the actual interest rates credited to participants were 2.35% and 2.70% for the years ended December 31, 2010 and 2009, respectively.

The following is a reconciliation of fair value per the financial statements to contract value:

	December 31,
	2010	2009
Net assets per the financial statements at contract value	$153,436	$91,460
Add fair value adjustment	4,745	1,515

Net assets of the stable value fund per the financial statements at fair value	$158,181	$92,975

NOTE 5 - FAIR VALUE MEASURMENTS

FASB ASC 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2010 and 2009.

Money market funds:  Valued at the net asset value of shares held by the plan at year end.

Stable value fund and common and collective trusts:  Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit worthiness of the issuer.

Common stock:  Valued at the closing price reported on the active market on which the individual securities are traded.

Common stock ESOP:  Valued using an independent market valuation which includes consideration of recent sales of the Company’s common stock.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The table below segregates all financial assets and liabilities as December 31, 2010 and 2009 that are measured at fair value on a recurring basis (at least annually) into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date:

NOTE 5 - FAIR VALUE MEASURMENTS, Continued

December 31, 2010

Assets	Total	Level 1	Level 2	Level 3
Money market funds	$263,101	$-	$263,101	$-
Stable value fund	158,181	-	158,181	-
Common and collective trusts
Equities:
Index	1,110,590	-	1,110,590	-
Balanced	196,190	-	196,190	-
First Reliance Bancshares, Inc. common stock	585,311	513,128	72,183	-

Total assets at fair value	$2,313,373	$513,128	$1,800,245	$-

December 31, 2009

Assets	Total	Level 1	Level 2	Level 3
Money market funds	$234,577	$-	$234,577	$-
Stable value fund	92,975	-	92,975	-
Common and collective trusts
Equities:
Index	865,190	-	865,190	-
Balanced	151,398	-	151,398	-
First Reliance Bancshares, Inc. common stock	749,117	639,682	109,435	-

Total assets at fair value	$2,093,257	$639,682	$1,453,575	$-

During 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $28,465 as follows:

Stable value fund	$355
Common and collective trusts	172,387
First Reliance Bancshares, Inc. common stock	(145,012)
Interest	735

Total investment income	$28,465

NOTE 6 - FAIR VALUE OF INVESTMENTS IN CERTAIN ENTITIES THAT CALCULATE NET ASSET VALUE PER SHARE (OR ITS EQUIVALENT)

The following table sets forth additional disclosures of the Plan as of December 31, 2010:

		Unfunded	Redemption	Redemption
Investment	Fair Value	Commitment	Frequency	Notice Period
SSGA Money Market Fund (a)	$263,074	$-	Daily	$ None

	$263,074	$-

(a)	The investment objective of this fund is to provide safety of principal, daily liquidity, and competitive yield by investing in high quality money market investments.

NOTE 7 - INVESTMENTS

The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2010 and 2009 are as follows:

	2010	2009
First Reliance Bancshares, Inc. common stock, 191,474 and 182,662 shares, respectively	$585,311	$749,117
Money Market Fund	263,074	234,550
S&P Midcap Index SL Series Fund - Class A, 5,942 shares	200,882	158,418
S&P Flagship SL Series Fund - Class A, 584 shares	152,448	128,954
S&P Growth Index SL Fund Series A, 10,534 shares	131,406	93,964	*
S&P Value Index SL Fund Series A, 11,460 shares	122,823	69,828	*
Russell 2000 Index SL Series Fund - Class A, 5,603 shares	152,430	90,946	*
Invesco Stable Value Fund, 13,040 shares	158,181	92,975	*

* - Does not represent five percent for respective year

NOTE 8 - CONCENTRATIONS OF RISKS

At December 31, 2010 and 2009, the Plan's assets included $585,311 and $749,117, respectively, in common stock of the Company.  This represents approximately 25% and 36% at December 31, 2010 and 2009, respectively, of total Plan assets.  Therefore, a significant portion of the fair value of Plan assets is subject to fluctuation in the price of the Company's common stock.

NOTE 9 - COMPANY STOCK

As an ESOP, the Plan investments include 24,304 shares of Company stock contributed by the Company.  The Company's legal counsel has determined that the Plan must comply with Section 401(a) 28 (c) of the Internal Revenue Code Section which provides that Company securities held by an ESOP, that are not readily tradable on an established securities market must be valued by an independent appraiser.  Company stock is traded on the Over The Counter Bulletin Board, which does not meet the definition of "readily tradable" per the Code section.  Therefore, the value of these shares has been estimated as of December 31, 2010 by an independent valuation specialist. Because of the inherent subjectivity in any valuation, the estimated value may differ significantly from the value that would have been used had a ready market for the securities existed as defined by the Code section.  This difference could be material.

Each Participant receiving a distribution of Company stock from the Trust Fund has the option to sell the Company stock to the Company, at any time during two option periods, at the current fair value as reflected in the most current independent valuation.  The first option period runs for a period of 60 days commencing on the date of distribution of Company stock to the Participant.  The second option period runs for a period of 60 days commencing in the next Plan Year after the new determination of the fair value of Company stock by the Plan Administrator and notice to the Participant of the new fair value.  If a Participant (or Beneficiary) exercises his/her option, the Company must purchase the Company stock at fair value upon specific terms.

The Plan also contains a 401(k) provision, which allows participants to obtain Company stock through salary deferrals.  Plan assets include 167,170 shares of Company stock acquired by participants through salary deferrals. Because these shares were acquired under the Plan's 401(k) provision, the Company's legal counsel has determined that they are not subject to the above code section.  Therefore, these shares have been valued at the quoted market price according to the Over the Counter Bulletin Board as of December 31, 2010.

NOTE 10 - TAX STATUS

The Company has obtained a favorable tax determination letter dated August 31, 2005 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  However, the Plan’s Administrator and tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be substantiated upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for the years prior to 2004.

NOTE 11 - RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of common stock issued by the Company.  The Company is the Plan Sponsor, as defined by the Plan.  Furthermore, there have been no known prohibited transactions with parties-in-interest.

NOTE 12 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 13 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2010 and 2009:

	2010	2009
Net assets available for benefits per the financial statements at fair value	$2,449,691	$2,200,446
Less: employer contributions receivable	-	(5,052)
Less: employee contributions receivable	-	(14,645)
Net assets available for benefits per the Form 5500	$2,449,691	$2,180,749

The following is a reconciliation of the changes in net assets per the financial statements to the Form 5500 for the year ended December 31, 2010:

Change in net assets available for benefits per the financial statements	$246,015
Add: change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,230
Add: change in employer contributions receivable	5,052
Add: change in employee contributions receivable	14,645
Net increase per the Form 5500	$268,942

NOTE 14 – PLAN AMENDMENTS

Effective January 1, 2010, Plan members cannot make new elective deferrals into the FRB Stock Fund.  Any elective deferrals by Plan members still being directed into the FRB Stock Fund as of February 15, 2010 were automatically redirected to the Plan’s Stable Value Fund.

Supplemental Schedule
FIRST RELIANCE BANK
EMPLOYEE STOCK OWNERSHIP PLAN
EIN 58-2463842, PLAN NO. 001
SCHEDULE H, LINE 4: SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

(a)	(b) Identity of issuer,	(c) Description of investment including	(d) Cost	(e) Current
	borrower, lessor,	maturity date, rate of interest, collateral,		value
	or similar party	par or maturity value

	Federated	Money Market Fund 26 shares		$27
	State Street Global Advisors	Money Market Fund, 263,074 shares	**	263,074
	State Street Global Advisors	S&P Midcap Index SL Series Fund - Class A, 5,942 shares	**	200,882
	State Street Global Advisors	S&P Flagship SL Series Fund - Class A, 584 shares	**	152,448
	State Street Global Advisors	S&P Growth Index SL Fund Series A, 10,534 shares	**	131,406
	State Street Global Advisors	S&P Value Index SL Fund Series A, 11,460 shares	**	122,823
	State Street Global Advisors	Passive Bond Market Index SL Series Fund A, 2,939 shares	**	64,710
	State Street Global Advisors	Long US Treasury Index SL Series Fund Class A, 6,083 shares	**	84,388
	State Street Global Advisors	Aggressive Strategic Balanced SL Fund, 5,767 shares	**	74,395
	State Street Global Advisors	Moderate Strategic Balanced SL Fund, 4,725 shares	**	73,571
	State Street Global Advisors	Conservative Strategic Balanced SL Fund, 2,674 shares	**	48,224
	State Street Global Advisors	Daily EAFE Index SL Series Fund - Class T, 5,637 shares	**	107,942
	State Street Global Advisors	NASDAQ 100 Index Non-Lending Fund Series A, 6,690 shares	**	93,561
	State Street Global Advisors	Russell 2000 Index SL Series Fund - Class A, 5,603 shares	**	152,430
	Invesco	Invesco Stable Value Fund, 13,040 shares	**	158,181	(1)
*	Reliance Trust Co.	First Reliance Bancshares common stock, 167,170 shares	**	513,128
*	Reliance Trust Co.	First Reliance Bancshares common stock, 24,304 shares	**	72,183
*	Notes receivable from	Participant loans with varying maturities and interest
	participants (2)	rates ranging from 4.25% to 9.25%.		136,318

	Total			$2,449,691

*	Indicates a party-in-interest to the Plan

**	Cost information omitted due to participant-directed plan.

(1)	Represents fair value of Invesco Stable Value Fund; contract value at December 31, 2010 is $153,436.

(2)
Generally accepted accounting principles does not consider notes receivable from participants to be investments whereas the Form 5500 requires that notes receivable from participants be listed as investments.

REQUIRED INFORMATION

Financial Statements

4.
In lieu of the requirements of Items 1 through 3, audited financial statements prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended December 31, 2010 and 2009 are presented on pages 2 through 3.

Exhibits.

The following exhibits are filed with this statement:

Exhibit No.	Description

23.1	Consent of Elliott Davis, LLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST RELIANCE BANK EMPLOYEE STOCK OWNERSHIP PLAN

Date: June 28, 2011	By:	/s/ Jeffrey A. Paolucci
Jeffrey A. Paolucci
Plan Administrator

Exhibit Index

Exhibit No.	Description

23.1	Consent of Elliott Davis, LLC.